Exhibit 3.2

FIRST AMENDMENT TO

THIRD AMENDED AND RESTATED BY-LAWS

OF

SUPERMEDIA INC.

Effective as of October 4, 2010

1.                                       Section 3.17 of the Third Amended and Restated By-Laws of SuperMedia Inc. is hereby amended to delete such section in its entirety and to replace such section with the following:

Section 3.17.  Chairman of the Board.  The full board of directors may at its discretion elect a chairman of the board from among the directors who are not members of management, or who are serving as members of management on an interim basis at the request of the board of directors.  The chairman of the board may be removed from that capacity by a majority vote of the full board of directors.  The chairman of the board, if there be one, shall preside at all meetings of the board of directors and of the stockholders of the corporation.  In the chairman of the board’s absence, the vice chairman of the board, if there be one, shall act as chairman of any such meeting.  The chairman of the board shall have such responsibilities, powers, and duties as the board of directors shall designate from time to time.